SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

PROTOCOL AND JUSTIFICATION OF MERGER OF BRASKEM QPAR S.A. INTO BRASKEM S.A.

Entered into by and between

BRASKEM QPAR S.A., a closely-held joint-stock company with its principal place of business at Rua Buenos Aires nº 15, Sala 1001, and premises, Parte, CEP 20.070-021, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled in the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 09.017.802/0001-89, with its articles of incorporation filed with the Commercial Registry of the State of Rio de Janeiro under NIRE 33.3.0028799.0, herein represented pursuant to its Bylaws, hereinafter referred to simply as “MERGER” or “BRASKEM QPAR”; and

BRASKEM S.A., a publicly-held joint-stock company with its principal place of business at Rua Eteno nº 1.561, CEP 42.810-000, Complexo Petroquímico de Camaçari, Municipality of Camaçari, State of Bahia, enrolled in the CNPJ/MF under No. 42.150.391/0001-70, with its articles of incorporation filed with the Commercial Registry of the State of Bahia under NIRE 29.300.006.939, herein represented pursuant to its Bylaws, hereinafter referred to simply as “MERGOR” or “BRASKEM”;

MERGOR and MERGEE, jointly referred to simply as “PARTIES”,

WHEREAS:

(i)        BRASKEM QPAR is a closely-held joint-stock company with a share capital, totally subscribed and paid up, in the amount of seven billion, one hundred and thirty-one million, one hundred and sixty-five thousand, one hundred and seven Reais and sixty-two centavos (R$ 7,131,165,107.62), represented by five hundred and forty-one million, four hundred and eighty-four thousand, seven hundred and sixty-one (541,484,761) common shares;

(ii)       On October 31, 2014, BRASKEM acquired from Braskem Petroquímica Ltda., a limited company with its principal place of business at Rua Hidrogênio nº 1.404, parte, CEP 42.810-010, Polo Petroquímico de Camaçari, Municipality of Camaçari, State of Bahia, enrolled in the CNPJ/MF under No. 04.705.090/0006-81, with its articles of incorporation filed with the Commercial Registry of the State of Bahia under NIRE 29.203.889.686 (“Braskem Petroquímica”), seven million, five hundred and thirty-eight thousand, nine hundred and forty-nine (7,538,949) common shares issued by BRASKEM QPAR, and held by Braskem Petroquímica, which shall thus become the owner of the entire share capital of BRASKEM QPAR, which became its wholly-owned subsidiary under the terms of article 251, paragraph 2, of Law No. 6,404, of December 15, 1976 (“Corporation Law”); and

(iii)      The transaction of merger of MERGEE into MERGOR will represent an alignment of interests of the relevant companies as well as it will simplify the current corporate structure by consolidating the PARTIES’ activities into one single company, with the consequent reduction of financial and operating costs;

The PARTIES resolve to enter into this Protocol and Justification of Merger (“Protocol and Justification”), pursuant to articles 224, 225 and 227 of the Corporation Law and to CVM Ruling No. 319 of December 3, 1999, according to the following terms and conditions:

1.                  PROPOSED TRANSACTION AND JUSTIFICATION

1.1.            The proposed transaction consists of the merger of BRASKEM QPAR into BRASKEM, with the transfer of the totality of the net assets of the former to the latter, which shall generally succeed BRASKEM QPAR in every asset, right and obligation, pursuant to article 227 of the Corporation Law (“Merger”).

1.2.            The Merger is part of the PARTIES’ corporate reorganization strategy and is intended to simplify the current corporate structure by consolidating the PARTIES’ activities, thus allowing for a reduction of financial and operating costs.

1.3.            The appraisal of MERGEE's book net equity for the performance of the accounting entries in MERGOR was carried out by the expert company indicated in item 2.2 below, on the base date set forth in item 2.1 of this Protocol and Justification, and based on the criteria provided for in the Corporation Law and in CVM Ruling No. 319/99, for the preparation of financial statements.

1.4.            The balances of MERGEE’s credit and debit accounts shall be transferred to MERGOR’s accounting books with the necessary adjustments.

1.5.            The assets, rights and obligations of MERGEE, to be transferred to MERGOR, are those described in details in MERGEE’s book appraisal report.

1.6.            Once the Merger is approved, BRASKEM shall generally succeed BRASKEM QPAR in every right and obligation, and BRASKEM QPAR shall be dissolved by operation of law, under the terms of article 227, of the Corporation Law.

2.                  APPRAISAL CRITERIA AND REPLACEMENT RATIO

2.1.            For all legal effects, the base date for the Merger shall be September 30, 2014 (“Base Date”).

2.2.            In compliance with the legal requirements, specially the provisions of articles 8 and 227 of the Corporation Law, the PARTIES’ administrators retained the expert company Brand Serviços de Contabilidade Sociedade Simples Ltda., established in the City of Salvador, State of Bahia, at Rua Dr. José Peroba, 149, sala 301, Edifício Centro Empresarial Eldorado, CEP 41770-235, registered with the Regional Accounting Council of the State of Bahia under No. CRC BA005188/O, enrolled in the CNPJ under No. 08.928.364/0001-48 (“Brand”), which shall be liable to prepare the appraisal report of MERGEE’s book net equity, in order to perform the accounting entry in MERGOR (“Appraisal Report”), which is based on the financial statements of BRASKEM QPAR prepared on the Base Date, which documents are an integral part of this Protocol and Justification as Exhibit A (“Appraisal Report and Financial Statements of Braskem Qpar S.A.”).

2.3.            The retaining of the expert company and the Appraisal Report mentioned in item 2.2 above shall be submitted, respectively, to ratification and approval by the general meetings held by the PARTIES, pursuant to article 227, paragraph 1, of the Corporation Law.

2.4.            The expert company stated that (i) there is no conflict or joint interests, currently or potentially, with the shareholders of the PARTIES, or else, with regard to the Merger itself; and (ii) the shareholders or administrators of the PARTIES have not directed, limited, hindered or performed any acts that have or may have jeopardized the access, use or knowledge of information, properties, documents or work methods which are relevant to the quality of its conclusions.

2.5.            Since MERGEE is the wholly-owned subsidiary of MERGOR, no shares shall be issued in replacement of the shares of MERGEE, which shall be cancelled as a result of the Merger.

3.                  TREATMENT OF EQUITY VARIATION UNTIL THE DATE OF THE MERGER

3.1.            The equity variation ascertained in BRASKEM QPAR between the Base Date and the date of the Merger shall be fully registered, for all purposes, in MERGEE's accounting books, and shall be acknowledged by BRASKEM in the equity accounting results.

4.                  TOTAL AMOUNT OF THE NET EQUITY AND SHARES TO BE CANCELLED

4.1.            According to MERGEE’s appraisal on the Base Date, set forth in the Appraisal Report, the net equity book value to be transferred to MERGOR is of six billion, seventeen million, three hundred and fifty-five thousand, three hundred and seventy-three Reais and thirty-six centavos (R$ 6,017,355,373.36).

4.2       Considering that all of the shares of BRASKEM QPAR are held by MERGOR, the Merger shall not result in an increase of the share capital or alteration of the number of shares into which the share capital of BRASKEM is divided. In addition, due to the inexistence of minority shareholders in MERGEE, the lack of capital increase in MERGOR and, therefore, of a replacement ratio, and the several precedents of CVM related thereto, the administrators of the companies understand that the provisions of article 264 of the Corporation Law do not apply to the Merger, and that any action from CVM requiring the preparation of the PARTIES’ appraisal report at market price is not justifiable.

4.3       Due to the foregoing, MERGOR submitted a consultation to CVM, requesting waiver of the application of article 12 of CVM Ruling No. 319/99 and of compliance with the provisions in article 264 of the Corporation Law, due to the characteristics verified in the case in reference, regarding which CVM expressed itself favorably.

4.4       As mentioned in item 4.2 above, within the scope of the Merger, there will be no increase in MERGOR’s capital and consequently no alteration in its net equity, and the five hundred and forty-one million, four hundred and eighty-four thousand, seven hundred and sixty-one (541,484,761) common shares issued by BRASKEM QPAR and held by MERGOR shall be cancelled, as set forth in article 226, paragraph 1 of the Corporation Law. In addition, there will be no alteration of BRASKEM's Bylaws as a result of the Merger.

4.4       As BRASKEM is the sole shareholder of BRASKEM QPAR and its affirmative vote is necessary for approval of the Merger, the right to withdraw resulting from the Merger shall not be exercised.

5.                  FINAL PROVISIONS

5.1.            The implementation of the Merger shall be subject and submitted to resolution at the general meetings of BRASKEM QPAR and BRASKEM, in which the following matters, among others, as applicable, shall be approved: (i) the ratification of the retaining of the expert company Brand for the preparation of the appraisal of MERGEE’s book net equity; (ii) the Protocol and Justification and other documents related to the merger of BRASKEM QPAR into BRASKEM; and (iii) the merger of BRASKEM QPAR into BRASKEM, pursuant to and under the terms set forth in this Protocol and Justification; and (iv) the consequent dissolution of BRASKEM QPAR, pursuant to and under the terms set forth in this Protocol and Justification.

5.2.            It shall be incumbent on MERGOR’s administration to perform any acts necessary to the implementation of the Merger, and all costs and expenses resulting from such implementation shall be borne thereby.

5.3.            After filing of the documents approving the Merger with the relevant Commercial Registries, BRASKEM’s administration shall obtain all approvals and registrations related to the Merger that may be needed, including and specially with the federal, state and municipal bodies, as well as other relevant bodies and registry offices, in order to transfer thereto the enrollments, books, registrations and other documents of BRASKEM QPAR, pursuant to the applicable law.

5.4.            In order to avoid the interruption of activities, some transactions will still be temporarily carried out on behalf of BRASKEM QPAR, until the procedures set out in item 5.3 above can be formalized.

5.5.            In accordance with the provisions of article 3 of CVM Ruling No. 319/99, all documents set out in this Protocol and Justification shall be available to BRASKEM’s shareholders as from the date of publication of the call notice for the extraordinary general meeting of BRASKEM, and may be consulted at the following addresses: at BRASKEM’s headquarters (as informed in the preamble hereof) and website  (www.braskem.com.br/ri), and at the headquarters and websites of the Brazilian Securities Commission  – CVM’s and the São Paulo Stock, Commodities and Futures Exchange – BM&FBOVESPA.

5.6              If any clause, provision, term or condition of this Protocol and Justification is deemed to be invalid, the other clauses, provisions, terms and conditions not affected by such invalidity shall remain unchanged.

5.7              The parties elect the courts of the Judicial District of Camaçari/BA to settle all matters arising out of this Protocol and Justification.

6.                  CONCLUSION

6.1.            These are the rules and procedures issued by the PARTIES’ administrations, pursuant to law, to govern this Merger transaction, and which they consider to be of corporate interest.

IN WITNESS WHEREOF, the PARTIES sign this Protocol and Justification in three (3) counterparts of identical form and content, to one sole effect, in the presence of the two undersigned witnesses.

Camaçari, November 5, 2014

BRASKEM QPAR S.A.

Officer	Officer

BRASKEM S.A.

Officer	Officer

Witnesses:

Name:	Name:
ID:	ID:

Exhibit A

APPRAISAL REPORT AND FINANCIAL STATEMENTS OF MERGEE

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2014
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.